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                               June 15, 2021

       Jay R. Bloom
       Chief Executive Officer
       GX Acquisition Corp.
       1325 Avenue of the Americas, 25th Floor
       New York, NY 10019

                                                        Re: GX Acquisition
Corp.
                                                            Amendment No. 3 to
Registration Statement on Form S-4
                                                            Filed June 7, 2021
                                                            File No. 333-252402

       Dear Mr. Bloom:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-4

       The Business Combination
       Background of the Business Combination, page 112

   1.                                                   We reissue comment 1.
Clarify how the GX Acquisition board determined to offer $1.2 billion as its opening
bid. We understand they based the valuation on the cited
                                                        comparable companies,
however, there are significant differences between those three valuations and $1.2
billion. For example, if they determined an implied value for
                                                        Cellularity, or if they
based the $1.2 billion from a particular discount to those valuations, if they chose $1.2
billion based on conversations with Cellularity's board, Cellularity's past financing, or
someone simply chose that number, revise to clarify how it came about.
 Jay R. Bloom
FirstName  LastNameJay
GX Acquisition  Corp. R. Bloom
Comapany
June       NameGX Acquisition Corp.
     15, 2021
June 15,
Page 2 2021 Page 2
FirstName LastName
Information About Celularity
Product Candidate Pipeline and Development Strategy, page 173

2. We note your response to comment 3. Given the significance of CYNK-001 in your pipeline, revise the disclosure regarding the planned clinical trials to disclose the changed plans and the reasons for the changes, as explained in response to our comment. In this regard, as CYNK-001 for treatment for AML is currently in a renewed Phase 1 trial, it appears you should revise the pipeline to shorten the corresponding arrow to no longer than the middle of Phase 1, rather than the end of Phase 1. In addition, it appears the arrow in the pipeline table associated with CYNK-001 for the treatment of Glioblastoma
         Multiforme (GBM), which currently indicates it is at the end of Phase 1, is too long, where the disclosure on page 185 states "Celularity has initiated a Phase 1 trial in recurrent GBM to evaluate maximum safe dose or maximum tolerated dose in the second half of 2021."
Celularity's Executive Compensation
Director Compensation, page 224

3. We note your response to comment 5. Revise to disclose the information in your response, including the dates the GX Board received the initial valuations and the amounts of the initial valuations. In addition, clarify when in August 2020 the Celularity board authorized the grant of options to each of its directors, and why the valuation was set for
         June 30, 2020, and not the grant date in August. Also revise to disclose why the valuation provider finalized its valuation in December 2020 (and disclose the completion date), but the Celularity board did not receive the report until March 2021. Disclose whether the
         GX Board did any due diligence to determine whether the Section 409A valuation would withstand IRS scrutiny, or what, if any, consideration they gave to the potential IRS penalties to the company if the IRS later determines the options to have been undervalued or inappropriately valued or granted.
Celularity Financial Statements
Unaudited Condensed Consolidated Financial Statements as of and for the Three Months Ended
March 31, 2021 and 2020, page F-49

4. Please revise to label the interim financial statements and footnotes of Celularity as of and for the three months ended March 31, 2021 and 2020 as "unaudited" pursuant to AS
         3320.14.
 Jay R. Bloom
FirstName  LastNameJay
GX Acquisition  Corp. R. Bloom
Comapany
June       NameGX Acquisition Corp.
     15, 2021
June 15,
Page 3 2021 Page 3
FirstName LastName
       You may contact Jenn Do at 202-551-3743 or Kate Tillan at 202-551-3604 if you have questions regarding comments on the financial statements and related matters. Please contact
Abby Adams at 202-551-6902 or Chris Edwards at 202-551-6761 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences
cc:      C. Michael Chitwood, Esq.